Exhibit (a)(15)    Updated Questions and Answers for Managers.

Questions & Answers

For Managers

Alcan's Board Recommends
Shareholders Reject Alcoa Offer

Why did you reject this offer?

After completing a thorough evaluation of Alcoa's unsolicited offer, the Board determined that the Alcoa offer is inadequate in multiple respects and is clearly contrary to the best interests of Alcan's shareholders.

Among other factors in reaching its decision, the Board concluded the Alcoa offer does not adequately compensate Alcan shareholders for the value of Alcan's extremely attractive assets, technology, strategic capabilities and growth prospects, along with its talented workforce.

The Board also believes that Alcan and Alcoa have fundamentally different approaches and track records in creating value for shareholders, demonstrated by Alcan's substantially superior financial performance over the past five years.  For these and other reasons, the Board is convinced that the proposed Alcoa-led acquisition of Alcan is not the right choice for our shareholders and employees.

Is this the first time that Alcoa has approached Alcan with an offer?

This is the first time that Alcoa has made a formal offer for Alcan.  Previously, Alcan's management and Board had received two informal proposals over the past two years.

Why did you reject the two previous proposals made by Alcoa?

Alcoa's previous proposals failed to adequately compensate Alcan shareholders and did not demonstrate a clear solution to - or even an appropriate appreciation of -- the potential regulatory risks relating to a combination. It is very important to note that within several months following the rejection of each proposal, Alcan's share price overtook the implied value of each of Alcoa's proposals.

How is the recent unsolicited offer different from the previous informal proposals that Alcoa made?

Except for the price, Alcoa's current offer isn't very different from its previous proposals and still presents no clear path to completion.

Why have you been silent on Alcoa's bid until now?

When a tender offer is made, a Board of Directors has a legal obligation to formally review the offer within 10 business days. Until our Board went through this process and filed our Directors' Circular on May 22, it was inappropriate to comment.  But that did not mean that we had nothing to say. Now we can, and urge you to read the Circular, which is posted both on the Alcan website and on the Alcan Source intranet.

Why did you begin discussions with Alcoa in the first place if you weren't interested in doing a deal with them?

Alcoa approached Alcan's management and Board. We listened because we have an obligation to listen to proposals that might lead to superior value for our shareholders, customers, employees and other stakeholders.  However, some basic differences arose and the two companies could not reach a customary and meaningful confidentiality and standstill agreement (where in exchange for confidential and proprietary information, both parties would agree not to purchase shares of the other for a specified time). For these and other reasons, Alcan's management and Board decided to terminate discussions.

Is there any chance we will do a deal with Alcoa?

If Alcoa brought forward a new proposal that made sense for our shareholders, we would consider it, but certainly not under the currently proposed terms and price. Alcan's management and Board are continuously evaluating all options in the interests of shareholder value.  That said, we are convinced that this proposed Alcoa-led acquisition of Alcan is not the right choice for Alcan shareholders and employees.

How has Alcoa reacted to the rejection of their offer?

They simply issued a press release reaffirming the offer's terms. There is nothing new.

Is the Board considering a "Pac-Man strategy" in which Alcan attempts to acquire Alcoa?

Alcan's management and Board are continuously evaluating all options in the interests of shareholder value, employees and the future of the Company, given the rapidly evolving industry environment. At this point, we have not foreclosed any options.

Has Alcan been approached by other buyers?

As stated in the Circular, Alcan is in discussions  with third parties but there is nothing more to disclose.  These discussions will now be part of the strategic review process as Alcan's management and Board evaluate options in the interests of shareholder value, employees and the future of the Company, given the rapidly evolving industry environment.

Is a stand-alone approach for Alcan feasible?

Alcan is a company with world-leading assets and technology, an excellent operating record, strong cash flows, a talented workforce and an attractive pipeline of growth opportunities. We have performed very well on a stand-alone basis in recent years.

Given the rapidly evolving industry environment, Alcan's management and Board are evaluating options in the interests of shareholder value, its employees and the future of the Company. At this point, all avenues are being explored.

What happens next?

Alcan's management and Board are continuously evaluating options in the interests of shareholder value, employees and the future of the Company, given the rapidly evolving industry environment. Please be assured that we will keep you apprised of all developments as we are able to do so.

What should employees do until this matter is settled?

The most important contribution our employees can make is to stay focused on the tasks at hand, delivering superior products and services to our customers and value to our shareholders.  We trust the professionalism and integrity of all our employees and, while we know the situation may be distracting, we ask that everyone stay committed to conducting business as usual.

Should we still plan for the future?

Absolutely. It is far too early to determine how this will play out. We must stay focused on achieving our performance targets and on meeting the Company's financial objectives and commitments to customers.  This is how we will compete successfully and retain the support of our shareholders, our customers, and communities.

We have noticed a recent increase of new employees. Should we be expecting a hiring freeze, given the current situation?

It is business as usual in the recruitment and development of Alcan employees. New hires are proceeding.

What's the future of Packaging -- are you going to sell the group? Have negotiations already begun?

It is important to remember that Alcan's Packaging business is very different from Alcoa's and is a very strong business in its own right. The restructuring that has taken place over the last three years has allowed the business group to build an attractive portfolio and confirm its position as world leader in its field.

Alcan's management and Board are continuously evaluating options in the interests of shareholder value, employees and the future of the Company, given the rapidly evolving industry environment. At this point, it is important that Packaging continue to focus on delivering improved performance.

What will happen in Paris? How about Alcan's commitments to the French government regarding French head offices? There is a lot of talk about Montreal and New York, but in Alcoa's communications, the fact that Alcan's downstream head offices are located in Paris seems to be completely forgotten.

We can't speak for Alcoa. Similar to Alcan's stance in Canada and other regions, the Company will continue to meet its obligations in France. We are carrying on with business as usual, including our plan to relocate our office within Paris to La Défense.

Alcan has many major projects in the design or execution phase. Will these projects go forward?

It is business as usual in terms of delivering projects.

When will we be informed of what is happening?

We will keep you apprised of all developments as we are able to do so.

Does the Board or the ExCom intend to sell some part of the downstream businesses in order to acquire another company?

It is far too early to speculate on specific strategies.

Apparently, if the Alcoa offer is rejected, we should still expect major moves within the aluminum industry that would affect Alcan. Is this true?

It is true that the aluminum industry is a rapidly evolving industry. However, no one has a crystal ball and it is far too early to speculate on specific outcomes.

Following Alcan's announcement on May 22, Alcoa has gone on to say that it is sticking to its original offer. Will Alcan respond publicly to this?

There is no need to respond to Alcoa's announcement reaffirming its bid since there is absolutely nothing new in it. Alcan made its announcement on May 22 and for the time being, there is nothing further to disclose. We are committed to conducting business as usual.

It is important to note that Alcan's stock continues to trade at a significant premium of over 10% to Alcoa's bid.

Does the fact that former Pechiney President Jean-Pierre Rodier is now an advisor to Alcoa mean that Alcoa will have an easier time overcoming anti-trust hurdles?

No one has a crystal ball through which to see what the future might hold. That said, so far Alcoa has shown little or no appreciation of the potential regulatory risks relating to the merger it is proposing, while Alcan has considerable experience with these matters.